FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of August, 2013

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

FORM 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.

Name and Address of Company

MAX Resource Corp.

2300-1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Item 2.

Date of Material Change

August 14, 2013

Item 3.

News Release

Issued and distributed through the facilities of Canada Stockwatch and Market News     Publishing on August 14, 2013

Item 4.

Summary of Material Change

See attached copy of the August 14, 2013 News Release

Item 5.

Full Description of Material Change

See attached copy of the August 14, 2013 News Release

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Stuart Rogers

Telephone: (604) 689-1749

Item 9.

Date of Report

August 14, 2013

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street,

Vancouver, B.C.

V6E 3X2

August 14, 2013

TSX-V: MXR

                               OTC BB: MXROF

Frankfurt: M1D

News Release

MAX re-elects Directors at Annual General Meeting; appoints Mark Gelmon as CFO

MAX Resource Corp. (TSXV: MXR; OTCBB: MXROF; Frankfurt: M1D) announces that shareholders unanimously re-elected Stuart Rogers, Clancy Wendt, Dan MacInnis, Ian Smith and Paul John as directors at the Company’s Annual General Meeting held today in Vancouver.  Other matters approved at the meeting included the Company’s advance notice policy announced July 10, 2013.

Following the meeting the Board of Directors re-appointed Stuart Rogers as President and appointed Mark Gelmon, C.A as Chief Financial Officer.

Mark Gelmon attained his Chartered Accountant designation in 1995 and is a member of the Institute of Chartered Accountants of B.C.  Mr. Gelmon currently serves as Chief Financial Officer of Woulfe Mining Corp. and Bayswater Uranium Corporation, both of which are listed on the TSX Venture Exchange.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold, silver and copper exploration in Nevada.   Our Nevada properties include Majuba Hill (Copper/Silver) in Humboldt County and East Manhattan Wash (Gold) in the Manhattan Mining District, Nye County.

On behalf of the Board of Directors

“STUART ROGERS”

Stuart Rogers

President

FOR FURTHER INFORMATION, PLEASE CONTACT:

Leonard MacMillan, Corporate Communication
Tel: (604) 637-2140

Toll Free: 1-866-331-5088
info@maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  August 16, 2013

By:      /s/ Stuart Rogers

Stuart Rogers

Director